03

SE

17009707

SEC
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Section

MAR 01 2017

Washington DC
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SEC FILE NUMBER
8-65711

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dearborn Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1724 Enclave Green Cove
(No. and Street)

Germantown (City) TN (State) 38139 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Van Vulpen 901-512-4636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

85

OATH OR AFFIRMATION

I, Andrew C. Van Vulpen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dearborn Capital Markets Group, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CINDY A. PERRY
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY
MY COMM. EXP. JULY 14, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Dearborn Capital Markets Group, LLC
December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Dearborn Capital Markets Group, LLC
1724 Enclave Green Cove
Germantown, TN 38139

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Dearborn Capital Markets Group, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Dearborn Capital Markets Group, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Capital Markets Group, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Dearborn Capital Markets Group, LLC financial statements. Supplemental Information is the responsibility of Dearborn Capital Markets Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

STATEMENT OF FINANCIAL CONDITION

Dearborn Capital Markets Group, LLC
December 31, 2016

ASSETS		
Cash	$	8,444
Deposit with clearing broker		124,947
Due from broker		-
Corporate equity securities		85,800
Equipment, net		-
Other assets		1,923
Total Assets	$	221,114
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	839
Total liabilities		839
Member's equity		241,077
Accumulated other comprehensive income		(20,802)
Total Member's equity		220,275
Total Liabilities and Member's Equity	$	221,114

See notes to financial statements.

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Dearborn Capital Markets Group, LLC
Year ended December 31, 2016

Revenues		
Commissions	$	155,495
Interest and dividend income		18
Realized gain on security sales		-
Other revenues		-
		155,513
Expenses		
Employee compensation and benefits		108,443
Clearing fees		12,403
Communications and information services		34,345
Occupancy		-
Regulatory fees		583
Professional fees		4,500
Other operating expenses		16,054
		176,328
Net income		(20,815)
Other comprehensive income:		
Unrealized holding gains on securities available for sale:		
Unrealized holding gains on securities		23,855
Reclassification of unrealized gain on securities		-
Other comphrensive income		23,855
Comprehensive income	$	3,040

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Dearborn Capital Markets Group, LLC
Year ended December 31, 2016

		Member's Equity Account		Accumulated Other Comprehensive Income (Loss)		Total Member's Equity
Balance at January 1, 2016	$	201,720	$	15,502	$	217,222
Net income		(20,802)		-		(20,802)
Equity contribution		-		-		-
Other comprehensive income		-		23,855		23,855
Balance at December 31, 2016	$	180,918	$	39,357	$	220,275

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Dearborn Capital Markets Group, LLC
Year ended December 31, 2016

Subordinated liabilities at January 1, 2016	$	-
Changes during year		-
Subordinated liabilities at December 31, 2016	$	-

See notes to financial statements.

STATEMENT OF CASH FLOWS

Dearborn Capital Markets Group, LLC
Year ended December 31, 2016

Cash flows from operating activities		
Net income	$	(20,802)
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation		360
Changes in operating assets and liabilities:		
Deposit with clearing broker		(14)
Due from broker		33,815
Other assets		54
Accounts payable		-
Accrued liabilities		(6,318)
Net cash used for operating activities		7,095
Cash flows from investing activities		
Adjustments to reconcile net income to net cash used for investing activities		
Purchase of equity securities		-
Net cash used by investing activities		-
Cash flows from financing activities		
Adjustments to reconcile net income to net cash used for financing activities		
Equity contribution		-
Net cash received by investing activities		-
Net decrease in cash		7,095
Cash at beginning of year		1,349
Cash at end of year	$	8,444

Supplemental cash flow disclosures:		
Change in net unrealized securities gains	$	23,855

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dearborn Capital Market Group, LLC (the Company), a Tennessee limited liability company formed on July 25, 2002, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer in May 2003.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions and perform certain record keeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k) (2) (ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Dearborn Capital Markets Group, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

As a single-member limited liability company, the net income of the Company is not subject to federal and Tennessee income tax. The member reports the net income of the Company on the member's income tax returns.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for 2012 and subsequent years are subject to examination by taxing authorities.

Securities Transactions

In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled. Commissions are recognized on the trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Continued

Investment Securities

Corporate equity securities are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of the fair value of corporate equity securities. The fair value of corporate equity securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of corporate equity securities could change materially in the near term.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains (losses) on available for sale securities, are reported as a component of member's equity, such items, along with net income (loss), are components of comprehensive income.

Fair Value of Assets and Liabilities

Accounting principles generally accepted in the United States of America defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

Accounting principles generally accepted in the United States of America establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Continued

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The update did not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under accounting principles generally accepted in the United States of America to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under accounting principles generally accepted in the United States of America to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under accounting principles generally accepted in the United States of America that provide additional detail about those amounts. The amendments in the update are effective for nonpublic entities for reporting periods beginning after December 15, 2013. In compliance with this update, the information required has been included in the statement of Comprehensive Income (Loss) and Note 2.

Subsequent Events

Management has reviewed events occurring through February 24, 2017, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

Continued

2. CORPORATE EQUITY SECURITIES

The amortized cost and fair values of corporate equity securities, with gross unrealized gains and losses, follows:

	Available for Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate Equity Securities	$ 46,443	$ 39,357	$ -	$ 85,800

There were no sales of equity securities.

3. EQUIPMENT

A summary of equipment follows:

Equipment	$ 8,676
Less accumulated depreciation	8,676
	$ 0.00

4. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $193,425, which was $93,495 in excess of its required net capital of $100,000. The Company's net capital ratio was .035 to 1.

5. RELATED PARTY TRANSACTIONS

Compensation paid to the Company's member for the year ended December 31, 2016 totaled $54,945.

Continued

6. COMMITMENTS

7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Corporate Equty				
Securities	$ 85,800	$ -	$ -	$ 85,800

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Dearborn Capital Markets Group, LLC
December 31, 2016

NET CAPITAL		
Total member's equity	$	220,275
Deductions and/or charges for nonallowable assets:		
Equipment, net		-
Other assets		(1,923)
Net capital before haircuts on securities positions		218,352
Haricuts on securities:		
Contractual securities commitments		(12,870)
Undue concentration		(9,558)
Exempted securities		(2,499)
Net capital	$	193,425
AGGREGATE INDEBTEDNESS COMPUTATION		
Liabilities from Statement of financial condition - Accounts payable		
Total aggregate indebtedness	$	839
Percentage of aggregate indebtedness to net capital		0.004
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	93,425
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	73,425

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2016 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE II

Dearborn Capital Markets Group, LLC

December 31, 2016

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE III

Dearborn Capital Markets Group, LLC

December 31, 2016

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
Dearborn Capital Markets Group, LLC
1724 Enclave Green Cove
Germantown, TN 38139

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Dearborn Capital Markets Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dearborn Capital Markets Group, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Dearborn Capital Markets Group, LLC. stated that Dearborn Capital Markets Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dearborn Capital Markets Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dearborn Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Dearborn Capital Markets Group, LLC. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Dearborn Capital Markets Group, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Dearborn Capital Markets Group, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, May, 2003.

Andrew VanVulpen, the president of Dearborn Capital Markets Group, LLC. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Andrew VanVulpen has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Dearborn Capital Markets Group, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (901) 512-4636.

Very truly yours,

Dearborn Capital Markets Group, LLC.

Andrew VanVulpen
President

Dearborn Capital Markets Group, LLC

Exemption Report

Dearborn Capital Markets Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer, and who promptly transmits all customer funds and securities to the broker or dealer which carries all of the accounts of such of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 as are customarily made and kept by a clearing broker dealer.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I swear (or affirm) that to my best of knowledge and belief, this Exemption Report is true and correct.

By: Andrew C. Van Vulpen

2/24/17

President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
Dearborn Capital Markets Group, LLC
1724 Enclave Green Cove
Germantown, TN 38139

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Dearborn Capital Markets and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Dearborn Capital Markets' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Dearborn Capital Markets' management is responsible for Dearborn Capital Markets compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $388.74.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Dearborn Capital Markets had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

Dearborn Capital Markets Group, LLC
Year ended 12/31/2016

General assessment per Form SIPC-7	$	388
Payments per Form SIPC-7		
August 16, 2016	$	272
January 31, 2017		116
	$	388

See Independent Accountants Agreed Upon Procedures Report of Schedule of Assessments and Payments (Form SIPC-7).

Dearborn Capital Markets Group, LLC

AUDITED FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016